SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Date:____________

ON TRACK INNOVATIONS LTD.

You are hereby invited to an Extraordinary General Meeting (the “Meeting”) of the Company’s shareholders to be held on April 6, 2004, 20:00 PM (Israel local time) at the offices of the Company in Rosh-Pina, Israel.

The matters on the agenda of the Meeting and the summary of the proposed resolutions are as follows:

1.	To increase the Company’s share capital by NIS 2,000,000 divided into 20,000,000 ordinary shares of NIS 0.1 nominal value each, so that following the increase, so Article 6 of the Company’s Articles of Association shall be read as follows: “The authorized share capital of the Company is NIS 3,000,000 divided into 30,000,000 ordinary shares”.

2.	To ratify the grant of options to purchase 65,000 ordinary shares at an exercise price equal to the closing price of the Company’s ordinary shares as of the date of grant for certain of the Company’s Directors and Office Holders (to the extent the allocation of options to such Office Holders requires the approval of the Company’s shareholders meeting) under the Company’s Share Option Plan, pursuant to the Company’s Board of Directors resolution dated February 12, 2004. This resolution 2 shall be retroactive as of February 12, 2004 which is the date of the said Board of Directors resolution.

3.	To authorize the Company’s Board of Directors to grant up to 950,000 options under the Company’s Share Option Plan to the Company’s Directors and Office Holders, as shall be resolved by the Company’s Board of Directors from time to time, provided that the exercise price of such options will be no less than 85% of the fair market value of the Company’s Ordinary Shares on the date of grant.

4.	To set aside a sum of up to NIS 700,000 (the exact amount shall be determined by the Chairman of the Board of Directors) that was defined in the Company’s Financial Statements as a premium on shares to a separated fund that will be used for issuance of bonus shares.
Informative notice: this resolution is required in order to enable the company’s management to issue bonus shares to the shareholders.

Only shareholders of record at the closing of the trading day of March 11, 2004 (the “Record Date”) are entitled to attend and vote at the Meeting. A shareholder whose shares are registered in his or her favor with a member of a Stock Exchange and such Shares are included in the Shares which are registered in the Register of Shareholders of the Company under the name of such member of a Stock Exchange, shall be required to prove its ownership of the Shares as of the Record Date, by providing the Company at least 48 hours before the time appointed for holding the Meeting, with an ownership certificate in the form attached herewith, issued by such a member of a Stock Exchange. At the date of this notice 5,552,809 ordinary shares are outstanding and eligible for voting at the Meeting.

Under the Articles of Association of the Company (the “Articles”), no business shall be transacted at any shareholders’ meeting unless a quorum is present when the meeting proceeds to business. The quorum required for a meeting is at least two shareholders present in person or by proxy, holding at least 33 1/3% of the issued and outstanding ordinary shares of the Company (a “Quorum”). If within half an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place, and if at such adjourned meeting a Quorum is not present within half an hour from the time appointed for holding the meeting, the shareholders then present at such adjourned meeting shall constitute a quorum.

A shareholder wishing to vote by proxy must deposit the proxy at the offices of the Company at the address set herein below, at least 48 hours before the time appointed for holding the Meeting. Attached for your convenience is a form of a proxy.

Copies of the suggested resolutions, are available for inspection at the Company’s offices in Z.H.R Industrial Zone Rosh-Pina, Israel, 12000 (tel. 972-4-6868000) between the hours 9:00-12:00 am as well as the offices of the Paying and Depository Agent, Dresdner Bank Dresdner Bank AG, Corporates & Markets CMEG, Corporate Finance Services THA 44, Jürgen-Ponto-Platz 1, 60301 Frankfurt am Main, Germany and the offices of the Company’s transfer agent, Continental Stock Transfer & Trust Company, 17 Battery Pl. – 8th Floor, New York, NY 10004, USA, att: Gail Schweda.

By order of the board of directors:

On Track Innovations Ltd.

Ownership Certificate

Company's name: On Track Innovations Ltd.
Company's Reg. No.: 52-004286-2

Name of Stock Exchange member: ____________

Details of shareholder:
(if there are several joint owners of the shares, their details should be included)
(1) Name of shareholder ______________
(2) I.D. No. __________________

If shareholder does not hold an Israeli I.D. -
Passport No. ______________         Passport valid until ______________
Country where Passport was issued _________________

If shareholder is a corporation -
Registration No. ___________         Country of incorporation _____________

(3) Record Date for which this certificate is granted __________

Details of the Shares:
(1) Name of the security - Ordinary Share;
      Par value - N.I.S 0.1 ;
      ISIN code - IL 009248951
(2) No. of Shares - _________
(3) Type of Shares: Ordinary

Signature of Stock Exchange member ____________        Date: ______________

On Track Innovations Ltd.

Proxy

Date: __________

I, the undersigned, _________________, a shareholder of On Track Innovations Ltd. (the “Company”), and entitled to _______ votes at the Extraordinary General Meeting of the shareholders of the Company (the “Meeting”), hereby appoint Oded Bashan, and in his absence, Ronnie Gilboa, to vote for me and on my behalf at the Meeting to be held on the ___ day of April, 2004 and at every adjournment thereof.

As Witness my hand this _____ day of _______ 2004.

Signature

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: March 17, 2004